Exhibit 99.1

Draft ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

28 April 2014

PRIMA BIOMED’S CAN-004 PHASE 2 TRIAL FOR CVAC™ COMMENCES RECRUITMENT

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) today announced that enrolment has commenced for its amended phase 2 CAN-004 clinical trial in Europe for its therapy candidate CVac for the treatment of ovarian cancer.

The amended phase 2 CAN-004 clinical trial will include a total of 210 epithelial ovarian cancer patients in remission after second-line platinum-based chemotherapy. The primary endpoint will be overall survival, while the secondary endpoints will include progression-free survival, adverse events and immune monitoring.

The first patient has been recruited onto the trial and Prima is recruiting further patients from 16 active sites across Europe. Further sites are due to commence recruitment in due course. Prima will be providing quarterly progress updates on the recruitment process.

The amended 210 patient CAN-004 trial follows Prima’s CAN-003 trial which demonstrated that CVac increased progression-free survival in patients who were in remission after second-line therapy. The commencement of the amended trial follows approval being received from several European regulatory agencies.

In collaboration with the Fraunhofer Institute for Cell Therapy and Immunology, Prima will manufacture CVac for all of the European clinical trial sites from its central manufacturing facility in Leipzig, Germany.

Matt Lehman, Chief Executive Officer of Prima BioMed said: “This is a major milestone in our clinical trial program for CVac. We now have a clear, data-driven clinical development plan for CVac in second-remission ovarian cancer, which is a significant unmet medical need.”

“We have recently strengthened our Clinical Advisory Board with three highly accomplished gynaecological cancer physicians; Professors Eric Pujade-Lauraine, Christian Marth and Ignace Vergote, to assist us in this important trial and look forward to updating the market on further progress.”

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889